January 17, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Matthew Crispino
Melissa Walsh
Stephen Krikorian

Re:	Sumo Logic, Inc.
Draft Registration Statement on Form S-1
Submitted November 22, 2019
CIK No. 0001643269

Ladies and Gentlemen:

On behalf of our client, Sumo Logic, Inc. (“Sumo Logic” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 19, 2019, relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Draft Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on November 22, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on November 22, 2019), all page references herein correspond to the page of Draft Amendment No. 1.

Securities and Exchange Commission

January 17, 2020

Summary Consolidated Financial and Other Data

Non-GAAP Financial Measures

Free Cash Flow, page 14

1.

Throughout your filing, when you present the non-GAAP measure of “free cash flow,” please include all three major categories of the statements of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

The Company respectfully advises the Staff that it has added the disclosure on pages 16, 65, 70, and 168 to address the Staff’s comment.

Risk Factors

“A portion of our revenue is generated by sales to government entities…”, page 38

2.	Please disclose the percentage of your revenue for the most recent fiscal year that was generated by sales to government entities.

The Company respectfully advises the Staff that revenue generated by sales to government entities in each of fiscal 2019 and in the nine months ended October 31, 2019 made up less than one percent of the total revenue generated in such period. Accordingly, the Company respectfully submits that it does not consider disclosure of the percentage of revenue generated by sales to government entities to be necessary for, or material to, an investor’s understanding of its business. The Company has added disclosure on page 38 to address the Staff’s comment.

“We use certain third-party services to manage and operate our business…”, page 42

3.	To the extent material, please revise to discuss the third-party services required to operate your business and the material terms of your agreements with those third-parties.

The Company respectfully advises the Staff that it uses a broad range of third-party services and products, including enterprise resource planning solutions, customer relationship management tools, and cloud infrastructure services. The Company has separately disclosed its arrangements with Amazon Web Services (“AWS”) as well as the corresponding risks to its business on page 24 because it uses cloud infrastructure services for the delivery of its services to its customers. Such arrangements with third-party providers, including AWS, are the type that accompany the kind of business conducted by the Company in the ordinary course, and are not arrangements upon which the Company’s business is substantially dependent. Further, the Company does not consider its relationship with any of these third-party providers to be material because there are other available services and products that are substantially similar to those it receives from its current third-party providers, and the Company believes it could replace such services or products on commercially reasonable terms. As such, the Company expects that, although the loss of access to third-party services or products that it currently uses may be temporarily disruptive to replace or require modest upfront costs, any such loss would not cause substantial harm to the Company’s business or results of operations over the longer term.

Securities and Exchange Commission

January 17, 2020

Industry, Market, And Other Data, page 52

4.	Please tell us whether you commissioned any of the reports that you attribute to third parties in your registration statement and provide us with copies of the reports from the three named sources.

The Company respectfully advises the Staff that it did not commission any of the reports that it attributes to third parties in the Draft Registration Statement. Under separate cover, the Company has concurrently herewith provided the Staff with a copy of the reports from the three named sources as requested by the Staff. To the extent the Company cites to any additional third-party reports, the Company will provide the Staff with copies of any such reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 64

5.

We note that you plan to disclose the growth in the number of customers with over $100,000 of annual recurring revenue from the end of fiscal 2018 to the end of fiscal 2020. Please also disclose the metric as of the end of fiscal 2019.

The Company respectfully advises the Staff that it has added the disclosure on page 67 to address the Staff’s comment.

6.

Please clarify how you define annual recurring revenue. In this regard, you indicate in footnote 9 that you include the initial year of annualized contract value from customers that are under contract or with which you are negotiating a renewal contract at the end of a given period. Explain why it is accurate to include the contract value related to the initial year and how you considered any changes to the contract value in subsequent years. Also explain why it is appropriate to include contract renewals that are still in negotiation.

The Company acknowledges the Staff’s comment, and has revised its disclosure on page 67 to clarify that for the limited number of contracts it has that provide for fees in subsequent years which may increase from the initial year, the Company relies on the initial year’s annual recurring revenue (“ARR”) value to report ARR in the subsequent years of the contract as it believes it is the best representation of the customer’s commitment upon renewal and is a reasonable estimation of the customer’s ARR contribution.

To the extent the Company is negotiating a renewal with a customer after the expiration of the contract, it continues to include that customer in its calculation of ARR if the customer is actively in discussions for a renewal or upgrade, until the customer either renews its contract or negotiations terminate without renewal. This occurs among a small percentage of the Company’s contracts, and these customers generally renew their contracts, so the Company believes it is appropriate to continue to consider the annualized contract value for such customers in its calculation of ARR. The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment.

Securities and Exchange Commission

January 17, 2020

7.

We note your definition of a customer in footnote 11. Please revise to clarify whether a new user utilizing a free trial is considered a customer and clarify when a customer is considered to be “under contract.” In addition, explain why it is appropriate to include customers with which you are still negotiating a renewal contract at the end of a given period in your computation of the number of customers.

The Company respectfully advises the Staff that it does not consider a free trial user to be a customer for purposes of disclosing its total number of customers. A customer is deemed to be under contract when it has entered into a paid agreement for access to the Company’s platform. As described in the response to comment number 6, to the extent the Company is negotiating a renewal with a customer after the expiration of the contract, the Company continues to consider such entities to be customers if the customer is actively in discussions for a renewal or upgrade, until the customer either renews its contract or negotiations terminate without renewal. This occurs among a small percentage of the Company’s contracts, and these customers generally renew their contracts, so the Company believes it is appropriate to continue to consider such entities to be customers. The Company respectfully advises the Staff that it has revised the disclosure on pages 68 and 106 to address the Staff’s comment.

Components of Results of Operations

Operating Expenses, page 69

8.	Please clarify why you include third-party hosting fees and other services related to providing access to and supporting your platform in operating expenses rather than within cost of revenue.

In response to the Staff’s comment, the Company has revised its disclosure on pages 71, 75, 77, and F-17 to clarify that the cloud-based hosting costs included within research and development operating expenses relate to the costs incurred to support its staging and development efforts related to research and development activities necessary to support growth in the Company’s employee base and in the adoption of its platform. As the Company utilizes AWS to host its development environment, which is a separate environment from that which is used to provide solutions to customers, it classifies the costs paid to AWS to host the development environment as research and development expenses. The Company advises the Staff that the cloud-based hosting costs it incurs that relate to the provisioning of solutions to customers are classified within cost of revenue.

Securities and Exchange Commission

January 17, 2020

Business, page 85

9.

Please provide support for your assertions that you are the “pioneer of Continuous Intelligence” and that you have a reputation as the “continuous intelligence leader” located on pages 28 and 85 respectively.

The Company respectfully advises the Staff that third parties have acknowledged that the Company was an early provider of an emerging technology in its industry. In issuing a report on Application Performance Monitoring and IT Operations Analytics in 2014, Gartner, Inc. described the Company as “one of the first SaaS-based ITOA [IT Operations Analytics] offerings.” 451 Research, LLC reported that “SIEM ‘as a service’ was characterized early by competitors such as Sumo Logic” in a publication on security analytics. Continuous Intelligence was only recently identified as a trend in analytics technology in a 2019 press release by Gartner, Inc. The Company defines “Continuous Intelligence” as a new category of software that enables organizations to automate the real-time collection, ingestion, and analysis of application, infrastructure, security and internet of things (also known as “IoT”) data by leveraging artificial intelligence and machine learning, and is delivered as a multi-tenant cloud service. While other companies have been able to offer similar services, the Company believes its solution is the first to offer all of this functionality, thereby supporting the statement that the Company is the “pioneer of Continuous Intelligence.”

Furthermore, a number of third parties have issued reports supporting the assertion that the Company is “a leader in continuous intelligence.” In evaluating top security analytics providers, Enterprise Management Associates, Inc. named the Company as one of the leading vendors for multiple use cases, including application misbehavior, command and control detection, forensics and analysis using logs, operations monitoring, and threat detection across on-premises and cloud providers. G2.com, Inc. also ranked Sumo Logic as one of the leaders in the best application performance monitoring software category.

Under separate cover, the Company has concurrently herewith provided the Staff with a copy of the reports referenced above, none of which were commissioned by the Company.

Recent Sales of Unregistered Securities, page II-2

10.

Please revise your disclosure to state clearly, for each securities issuance, which exemption was relied upon and the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. Also disclose the persons to whom the securities were sold, as required by Item 701(b) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages II-2 and II-3 to address the Staff’s comment.

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, under separate cover, it has concurrently herewith supplementally provided the Staff with a copy of the written materials that have been presented visually,

Securities and Exchange Commission

January 17, 2020

but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission

January 17, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 1 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ramin Sayar, Sumo Logic, Inc.

Sydney Carey, Sumo Logic, Inc.

Katherine Haar, Sumo Logic, Inc.

Jennifer McCord, Sumo Logic, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP